15048329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. L. BAKER & CO., INCORPORATED DBA BAKER & CO., INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 DETROIT ROAD SUITE 100
(No. and Street)

ROCKY RIVER (City) OHIO (State) 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MELISSA HENAHAN 216-696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONEY + NOVOTNY LLC
(Name – *if individual, state last, first, middle name*)

1111 SUPERIOR AVE., #700 (Address) CLEVELAND (City) OHIO (State) 44114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED 2015 MAR -4 AM 9:41 SEC / MR

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MELISSA J. HENAHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. L. BAKER & CO., INCORPORATED DBA BAKER & CO INCORPORATED, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RYAN P. HENAHAN
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 10/6/18

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

We have audited the accompanying financial statements of D.L. Baker & Co., Incorporated, dba Baker & Co. Incorporated, which comprise the financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. D.L. Baker & Co., Incorporated's management is responsible for these financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of D.L. Baker & Co., Incorporated as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, and III, required by rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of D.L. Baker & Co., Incorporated's financial statements. Schedules I, II, and III are the responsibility of D.L. Baker & Co., Incorporated's management. Our audit procedures included determining whether Schedules I, II, and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on Schedules I, II, and III, we evaluated whether Schedules I, II, and III, including their form and content, are presented in conformity with Rule 17a-5 of the Securities Act of 1934. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Maloney + Novotny LLC

Cleveland, Ohio
February 25, 2015

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria

NEXIA INTERNATIONAL

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$48,180	$-	$48,180
Restricted cash	50,000	-	50,000
Receivable - clearing broker	53,594	2,221	55,815
Marketable securities owned - at market value	716,773	-	716,773
Furniture and equipment at cost, less accumulated depreciation of $14,917	-	3,258	3,258
Total assets	$868,547	$5,479	$874,026

LIABILITIES AND SHAREHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable and accrued expenses	$19,881	$ -	$19,881
Commitments and contingencies			
SHAREHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 500 shares			
Issued and outstanding – 204 shares			1,020
Additional paid-in-capital			394,494
Retained earnings			458,631
Total shareholders' equity			854,145
Total liabilities and shareholders' equity			$874,026

The accompanying notes are an integral part of these statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2014

REVENUES		
Commissions	$574,474	
Investment Advisory Fees	$216,609	
Interest and dividends	59,762	
Trading gains - net	49,030	
Other income - net	3,069	$ 902,944
EXPENSES		
Commissions, employee compensation, benefits and payroll taxes	586,714	
Promotion and advertising	825	
Clearing fees	96,208	
Occupancy	61,316	
Communications and data processing	47,315	
Professional fees	16,850	
Exchange fees	14,180	
Other expenses	64,024	887,432
NET INCOME		$15,512

The accompanying notes are an integral part of these statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE – JANUARY 1, 2014	204	$1,020	$394,494	443,119	838,633
NET INCOME	-	-	-	15,512	15,512
BALANCE – DECEMBER 31, 2014	204	$ 1,020	$394,494	$458,631	$854,145

The accompanying notes are an integral part of these statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 15,512
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	$4,265	
Trading gains, net on marketable securities owned	(49,030)	
Increase (decrease) in cash resulting from changes in operating assets and liabilities:		
Receivable - clearing broker	(3,543)	
Marketable securities owned	306	
Accounts payable and accrued expenses	2,639	
Total adjustments		(45,363)
Net cash used by operating activities		(29,851)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		78,031
CASH AND CASH EQUIVALENTS – END OF YEAR		$ 48,180

The accompanying notes are an integral part of these statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D.L. Baker & Co., Incorporated dba Baker & Co., Incorporated, (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the New York Stock Exchange (NYSE), the Securities Investor Protection Corporation (SIPC),and FINRA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

B. Cash and Cash Equivalents- Cash and cash equivalents consist of cash and money market funds. At December 31, 2014, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company places its other temporary cash investments with financial institutions, which may at times, exceed federally insured levels.

C. Receivables and Credit Policies-Receivables from clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions' receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Accounts are charged off when management determines the cost of collection efforts exceeds the balance due. In the opinion of management, at December 31, 2014, all receivables were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Marketable Securities owned- Marketable securities consist primarily of equities and mutual fund shares and are classified as trading securities, as such, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized gains on investments of $13,656 are included in trading gains - net in the statement of income. Shares in NASDAQ Stock Market, Inc. Intercontinental Exchange Group Inc., Goldman Sachs Capital Growth Fund comprised approximately 88% of the Company's total investments as of December 31, 2014.

E. Furniture and Equipment-Furniture and Equipment – Furniture and equipment are capitalized and depreciated using the straight line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

F. Securities Transactions – Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company uses the specific identification method to determine the cost of securities sold. Interest income is recognized as earned. Dividend income is recognized on the ex-dividend date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis on the statement of financial condition.

G. Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

H. Promotion and Advertising Costs – Promotion and advertising costs are expensed as incurred and totaled $825 in 2014.

I. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders. Therefore, no provisions or liability for federal income taxes has been included in the financial statements, however, the Company is liable for certain state and local taxes.

The Company does not have significant unrecognized tax benefits as of December 31, 2014. The Company's tax returns are subject to examination by the IRS as well as applicable state and local taxing authorities, generally for three years.

J. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

K. Fair Value of Financial Instruments – The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of fair value due to the short-term nature of these financial instruments.

The Company estimates the fair value of financial instruments using available market information and other generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels:

Level 1 – Quoted market prices in active markets for identical assets and liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs in which little or no market data exists.

The Company records its marketable securities holdings based upon quoted prices on national indexes as of the last business day of trading, and are classified as Level 1 measurements.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $684,898 which was $584,898 in excess of its required net capital of $100,000. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .029 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. REPORT DISCLOSURE

Part IIA of the D.L. Baker & Co., Incorporated Focus Report (Form X-17A-5), dated December 31, 2014, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Rocky River, Ohio, and at the Chicago, Illinois, regional office of the Commission.

NOTE 6. EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees were covered under a qualified profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors were able to elect to make a discretionary contribution. No discretionary contribution was authorized for 2014. The Board of Directors terminated the plan in 2014 and made distributions to qualified plans for all participants.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in Rocky River, Ohio, under a three-year operating lease, expiring September 30, 2017. The lease requires monthly payments of $4,800.

Rental expense for the operating lease amounted to $61,316 for the year ended December 31, 2014.

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Exchange Member Guarantees

The Company is a member of the NYSE which trades and clears securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Contingency

The Company is not aware of and has not accrued for additional contingencies.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$ 854,145
Less: Non-allowable assets		
Commission receivable - unsecured and 12b(1) fees	$ 2,221	
Furniture and equipment - net of accumulated depreciation	3,258	5,479
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		848,666
Haircuts on securities		
Trading and investment securities	108,370	
Undue concentrations	55,398	163,798
NET CAPITAL		$ 684,898
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 19,881
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 1,325
MINIMUM REQUIRED NET CAPITAL		$ 100,000
NET CAPITAL REQUIREMENT		$ 100,000
EXCESS NET CAPITAL		$ 584,898
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.029 to 1

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2014)

Net capital, as reported in Company's Part II (unaudited) Focus report	$ 684,898
Adjustments	-
Net capital per audited computation above	$ 684,898

FORM X-17A-5

PART III

SCHEDULES II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information Relating to Possession or Control Requirements Under rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3, under Section (k)(2)(ii) of the rule

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

Independent Accountants Agreed Upon Procedures
Report on Schedule of Assessments and Payments (SIPC-7)

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by D.L. Baker & Co., Incorporated, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating D.L. Baker & Co., Incorporated's compliance with the applicable instructions of the Form SIPC-7. D.L. Baker & Co., Incorporated's management is responsible for D.L. Baker & Co., Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [summary of quarterly Focus Reports] supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2478*********************MIXED AADC 220
018555 FINRA DEC
D L BAKER & CO INC
D/B/A BAKER & CO INC
19111 DETROIT RD STE 100
ROCKY RIVER OH 44116-1740

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MELISSA HANAHAN
216-696-0167

2. A. General Assessment (item 2e from page 2) $ 1700 —

B. Less payment made with SIPC-6 filed (exclude interest) (901 —)

7-25-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 799 —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 799 —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 799 —

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BAKER & CO INCORPORATED
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21st day of JANUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 902,944-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining Item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	902,944-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	59,288-
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	96,208-
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	49,028-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 18,461	
Enter the greater of line (i) or (ii)	18,461
Total deductions	222,985
2d. SIPC Net Operating Revenues	$ 679,959-
2e. General Assessment @ .0025	$ 1700- (to page 1, line 2.A.)

2

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying exemption report, in which (1) D.L. Baker & Co., Incorporated identified the following provisions of 17 C.F.R. § 15c3-3(k) under which D.L. Baker & Co., Incorporated claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) D.L. Baker & Co., Incorporated stated that D.L. Baker & Co., Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. D.L. Baker & Co., Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D.L. Baker & Co., Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maloney + Novotny LLC

Cleveland, Ohio
February 25, 2015

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria

NEXIA INTERNATIONAL

Baker & Co., Incorporated Exemption Report

D. L. Baker & Co., Incorporated DBA Baker & Co., Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [ii]

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Baker & Co., Incorporated

I, Melissa J. Henahan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Financial Officer

Dated: February 24, 2015

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

RECEIVED
15 MAR -4 AM 9:41
SEC / MR

Report of Independent Registered Public Accounting Firm

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated, dba Baker & Co. Incorporated, as of December 31, 2014 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. D.L. Baker & Co., Incorporated's management is responsible for this financial statement. Our responsibility is to express an opinion on their financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of D.L. Baker & Co., Incorporated as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Maloney + Novotny LLC

Cleveland, Ohio
February 25, 2015